Exhibit 99.2

Disclosure of Transactions in Own Shares

Paris, July 5, 2018 – In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on June 1, 2018 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from June 28, 2018 to July 4, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
28.06.2018	471,408	52.3455	24,676,087	XPAR
28.06.2018	149,322	52.3865	7,822,457	CHIX
28.06.2018	71,104	52.3841	3,724,719	TRQX
28.06.2018	83,893	52.3448	4,391,362	BATE
29.06.2018	357,115	52.5400	18,762,822	XPAR
29.06.2018	148,466	52.5265	7,798,399	CHIX
29.06.2018	60,146	52.5193	3,158,826	TRQX
29.06.2018	50,420	52.5107	2,647,589	BATE
02.07.2018	503,080	52.0639	26,192,307	XPAR
02.07.2018	145,005	51.9754	7,536,693	CHIX
02.07.2018	64,320	52.0227	3,346,100	TRQX
02.07.2018	108,962	52.1433	5,681,638	BATE
03.07.2018	412,682	52.7214	21,757,173	XPAR
03.07.2018	146,438	52.7635	7,726,581	CHIX
03.07.2018	68,270	52.7179	3,599,051	TRQX
03.07.2018	51,567	52.7271	2,718,978	BATE
04.07.2018	333,326	53.0272	17,675,344	XPAR
04.07.2018	145,368	53.0740	7,715,261	CHIX
04.07.2018	68,682	53.1508	3,650,503	TRQX
04.07.2018	77,467	53.0437	4,109,136	BATE
Total	3,517,041	52.5132	184,691,029

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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